NEWS RELEASE

Trading Symbol:    TSX-V: NUAG

OTCQX: NUPMF

NEW PACIFIC RESPONDS TO MARKET ACTIVITY

VANCOUVER, BRITISH COLUMBIA – September 24, 2019: New Pacific Metals Corp. (“New Pacific” or the “Company”) wishes to confirm that it is not aware of any material undisclosed information relating to the Company that would account for the trading activity occurring today in its common shares. The Company is aware of a recent publication from GSA-Silver adding New Pacific to its model portfolio. GSA-Silver is independent of the Company and its analysis reflects the author’s opinions.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company which owns the Silver Sand Project, in the Potosi Department of Bolivia, the Tagish Lake Gold Project in Yukon, Canada and the RZY Project in Qinghai Province, China.

For further information, please contact:

New Pacific Metals Corp.
Gordon Neal
President
Phone: (604) 633-1368
Fax: (604) 669-9387
info@newpacificmetals.com
www.newpacificmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.